February 21, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Arrow Investments Trust, File Nos. 333-178164; 811-22638

Dear Sir/Madam:

On behalf of Arrow Investments Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 10 to the Trust's Registration Statement (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add one new series to the Trust: Arrow Risk Premia Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265, Tanya Goins at (202) 973-2722 or Parker Bridgeport at (514) 469-3238.

Sincerely,

/s/ Parker Bridgeport